

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2014

Via E-Mail
Erik Ostrowski
Chief Financial Officer
Summit Corporation plc
85b Park Drive
Milton Park, Abingdon
Oxfordshire OX14 4RY
United Kingdom

> **Re:** **Summit Corporation plc**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted December 4, 2014**
> **CIK No. 0001599298**

Dear Mr. Ostrowski:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Company, page 1

1. Your product pipeline table should highlight your products in development that are more likely to result in an approved product in the foreseeable future. Research and development activities that precede the identification of a molecule and a related indication are too remote to be highlighted in the pipeline table. Accordingly, please limit your table to products that are at least in the preclinical stage of development. Also, please list your most advanced drug candidate (SMT19969) first and your next most advanced candidate (SMT C1100) second.

Our future success depends on our ability to retain…, page 38

2. In addition to your CEO Glyn Edwards, please expand this risk factor to identify all principal or key members of your executive and scientific teams upon whom you are highly dependent.

Special Note Regarding Forward-Looking Statements And Industry Data, page 47

3. We note your statement that "[a]lthough we believe these industry publications and third-party research, surveys and studies are reliable, we have not independently verified such data." This statement appears to infer that you are not liable for statements included in your registration statement. Please delete this sentence or specifically state that you are responsible for the referenced information.

Research and Development Expenses, page 58

4. Please expand your disclosures to include the total costs incurred from inception to date for each product candidate separately.

Recognition of Research and Development Expenses, page 61

5. Please revise your disclosure to state whether there have been any material adjustments to estimates based on the actual costs incurred for each period presented and if so please quantify the amounts.

General and Administrative Expenses, page 63

6. Please explain to us why the provision made for milestone payments is classified as a general and administrative expense as opposed to a research and development expense.

Analysis of Trial Results, page 84

7. Please define the terms *in* vitro and *in vivo* the first time those terms are used.

BioMarin Phase 1 Clinical Trial in Healthy Volunteers, page 85

8. We note your disclosure regarding BioMarin's Phase 1 clinical trial utilizing a prior formulation of SMT C1100 in healthy volunteers. Please expand your disclosure to explain why BioMarin elected to discontinue the development of this formulation and transfer all assets and rights back to you.

Planned Clinical Trials, page 85

9. Please revise your disclosure to identify the following as to each completed and ongoing clinical trial for SMT C1100 and SMT 19969:
    - who conducted or will conduct the clinical trial;
    - the location(s) of each clinical trial; and
    - the date(s) and person(s) who filed INDs with the FDA as to any trials that were or will be conducted in the United States.

Potential Diet Independent Formulation of SMT C1100, page 88

10. Please revise your disclosure to indicate what you consider to be a diet that has the "appropriate proportions of fat, protein and carbohydrates" to possess the potential to improve the plasma levels of SMT C1100.

SMT19969 for the Treatment of CDI, page 90

11. Please discuss explain why you switched from an aqueous suspension of SMT19969 between your completed Phase 1 clinical trial to a capsule form of delivery in your ongoing Phase 2 clinical trial.

University of Oxford, page 95

12. We note your disclosure on page 70 and page 95 regarding the research sponsorship agreement with the University of Oxford and ISIS. Please revise this section to specify the obligations under the agreement owed by the University of Oxford and ISIS and to disclose the maximum amount you have agreed to fund over a three-year research period under this agreement.

Description of Share Capital, page 137

13. Please expand your disclosure to briefly describe any provision of your memorandum of association or articles of association that would have an effect of delaying, deferring or preventing a change in control.

Consolidated Statement of Comprehensive Income, page F-13

14. It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS 1. However, share-based compensation expense and depreciation and amortization expense would fall under the nature of expense method under paragraph 102 of IAS 1. Therefore, please revise your presentation to classify share-based compensation expense and depreciation and amortization expense by functional expense. Disclose the share-based compensation

expense amounts and the depreciation and amortization expense amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.

Research and development, page F-19

15. In this policy you indicate that the criteria for capitalizing development costs are not met until a product has been submitted for regulatory approval. In the second paragraph of your disclosure regarding research and development expenses on page 61, you indicate that regulatory approval is the earliest point at which capitalization of development costs can be achieved. Please revise your disclosure to be consistent. To the extent that you believe capitalization of development costs can occur upon the filing for regulatory approval, please provide us your analysis supporting your conclusion and reference for us the authoritative literature upon which you relied.

Business combinations, page F-22

16. Please explain to us how you concluded that the acquisition of MuOx Limited was a business and specifically identify the processes that you acquired. Reference for us the authoritative literature you relied upon to support your determination that MuOx is a business.

MuOx, page F-35

17. You state that for any IP arising from research carried out under the sponsored research agreement, for which the Group has not exercised the option to acquire a license, the Group would be obligated to pay milestone payments of up to £75,000. However, on page 70 it appears that you would be obligated to make the milestone payment for any arising IP for which you have exercised the option and obtained a license. Please clarify.

17. Deferred tax, page F-36

18. Please tell us why you do not recognize any of your unrecognized deferred tax assets to offset the deferred tax liability recognized upon your acquisition of MuOx Limited. In your response, tell us whether you file a consolidated income tax return that includes the results of MuOx. Reference for us the authoritative literature you rely upon to support your accounting.

Exhibits

19. Please file the MuOx Ltd. acquisition agreement and the 2009 funding agreement as exhibits.

Other Comments

20. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

21. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

23. Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

24. Please be advised that the Office of International Corporate Finance has not yet completed their examination of the draft registration statement. We will transmit any comments they may promptly upon completion of their examination.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).

If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Preston Brewer at (202) 551-3969 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
        Brian A. Johnson, Esq.
        David E. Redlick, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP